SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

[redacted]

08001233

Our Ref: 19160-10100

March 7, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement, a notice of extraordinary general meeting and a proxy form which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Cl

Carrie Li

dw 3/13

HK1 396903v.8

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp., you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

ADOPTION OF SHARE OPTION SCHEME

A notice convening the extraordinary general meeting to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China, on Thursday, 20 March 2008 at 9:00 a.m. is set out on page 15 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the form of proxy attached to the notice of the extraordinary general meeting in accordance with the instructions printed thereon and return the same to the Company's share registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 48 hours before the time appointed for holding of the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

* *For identification purposes only*

5 March 2008

CONTENTS

Page

Responsibility Statement ii

Definitions 1

Letter from the Board

1. Introduction 3
2. Adoption of Share Option Scheme 3
3. The Extraordinary General Meeting 4
4. Recommendation 5
5. Documents available for inspection 5

Appendix — Principal terms of the Share Option Scheme 6

Notice of Extraordinary General Meeting 15

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the articles of association of the Company;
"associate(s)"	has the same meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors or a duly authorised committee thereof;
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange;
"connected person(s)"	has the same meaning ascribed to it in the Listing Rules;
"Directors"	the directors of the Company and each a Director;
"Extraordinary General Meeting"	an extraordinary general meeting of the Company to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China, on Thursday, 20 March 2008 at 9:00 a.m.;
"Eligible Participants"	(i) any employee (whether full time or part time) of any member of the Group or any Invested Entity; (ii) any director (including executive director, non-executive director and independent non-executive director) of any member of the Group or any Invested Entity; (iii) any consultant, adviser, agent, supplier, customer, business partner or shareholder of any member of the Group or any Invested Entity;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"HKSCC"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	3 March 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Option"	an option to subscribe for Shares pursuant to the Share Option Scheme;
"Option Holder"	the holder for the time being of any outstanding Option;
"SFO"	The Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of nominal value of US$0.005 each in the share capital of the Company;
"Share Option Scheme"	the share option scheme proposed to be adopted at the Extraordinary General Meeting, the principal terms of which are set out in the Appendix;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"%"	per cent.

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)
(Stock code : 322)

Executive Directors:
Wei Ing-Chou *(Chairman)*
Takeshi Ida
Ryo Yoshizawa
Wei Ying-Chiao
Wu Chung-Yi
Junichiro Ida

Independent non-executive Director:
Hsu Shin-Chun
Lee Tiong-Hock
Kazuo Ogawa

Registered Office:
Genesis Building, Fifth Floor
P.O. Box 448
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Suite 3807, 38th Floor
Central Plaza
18 Harbour Road, Wanchai
Hong Kong

5 March 2008

To the Shareholders

Dear Sir/Madam,

ADOPTION OF SHARE OPTION SCHEME

INTRODUCTION

The purpose of this circular is (i) to provide you with information on the proposed adoption of the Share Option Scheme; and (ii) to give you a notice of the Extraordinary General Meeting at which a resolution will be proposed to consider and, if thought fit, to approve the adoption of the Share Option Scheme.

ADOPTION OF SHARE OPTION SCHEME

The Directors proposed to adopt the Share Option Scheme, the principal terms of which are set out in the Appendix. Adoption of the Share Option Scheme is conditional upon (i) the approval of the adoption of the Share Option Scheme by the Shareholders at the Extraordinary General Meeting; and (ii) the Stock Exchange granting approval for the listing of, and permission to deal in, the shares of the Company which may be issued upon the exercise of the options which may be granted under the Share Option Scheme.

* *For identification purposes only*

An application will be made to the Stock Exchange for the approval of the listing of, and permission to deal in, the shares of the Company which may be issued upon the exercise of the options which may be granted up to 10% of the total number of Shares in issue as at the date of the Extraordinary General Meeting under the Share Option Scheme.

The Company currently has no share option scheme in place. The purpose of the Share Option Scheme is to enable the Company to grant options to selected eligible participants as incentives or rewards for their contribution or potential contribution to the Group. The Directors considers that the Share Option Scheme will provide the eligible participants with the opportunity to acquire proprietary interests in the Company and will encourage such eligible participants to work towards enhancing the value of the Company and the Shares for the benefit of the Company and the Shareholders as a whole.

The Share Option Scheme does not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised. However, the rules of the Share Option Scheme provide that the Board may determine, at its sole discretion, such terms and conditions on the grant of an option. This determination may vary on a case by case basis but no such terms will be imposed the result of which will be to the advantage of the eligible participant. The basis for the determination of the subscription price is specified in the rules of the Share Option Scheme.

Based on the 5,588,705,360 Shares in issue as at the Latest Practicable Date and assuming that there is no change in the issued share capital of the Company before the Extraordinary General Meeting, the maximum number of Shares to be issued upon the exercise of options that may be granted under the Share Option Scheme are 558,870,536 Shares, being 10% of the issued share capital of the Company pursuant to Rule 17.03 of the Listing Rules.

As at the Latest Practicable Date, no options have been granted and thus the Company considers that it would not be appropriate to disclose in this circular the value of options that may be granted under the proposed Share Option Scheme. In the event that options are granted during a financial year, the Company will disclose the value of such options granted during the financial year in its annual report and interim report.

EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting is set out on page 15 of this circular. A form of proxy for the Extraordinary General Meeting is enclosed with this circular. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete the form of proxy and return it to the Company's branch share registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the Extraordinary General Meeting. The completion and delivery of a form of proxy will not preclude you from attending and voting at the meeting in person.

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required to be taken under the Listing Rules or unless a poll is (before or on the declaration of the result of the show of hands) demanded (a) by the chairman; or (b) by at least

three members present in person or by proxy for the time being entitled to vote at the meeting; or (c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of all the shares conferring that right.

On a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every fully-paid share of which he is the holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

No Shareholder has any material interest in the proposed adoption of the Share Option Scheme and therefore no Shareholder is required to abstain from voting at the Extraordinary General Meeting in respect of the resolution to approve the adoption of the Share Option Scheme.

RECOMMENDATION

The Directors (including the independent non-executive directors) are of the opinion that the adoption of the Share Option Scheme is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders should vote in favour of the relevant resolutions to be proposed at the Extraordinary General Meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the draft rules of the Share Option Scheme will be available for inspection at the principal place of business of the Company in Hong Kong at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day from the date of this circular up to and including the date of the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

The following is a summary of the principal terms of the Share Option Scheme proposed to be approved at the Extraordinary General Meeting.

(a) **Purpose**

The Share Option Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions the Eligible Participants (as defined in paragraph (b) below) had or may have made to the Group. The Share Option Scheme will provide the Eligible Participants an opportunity to have a personal stake in the Company with the view to achieving the following objectives:

(i) motivate the Eligible Participants to optimise their performance efficiency for the benefit of the Group; and

(ii) attract and retain or otherwise maintain on-going business relationship with the Eligible Participants whose contributions are or will be beneficial to the long-term growth of the Group.

(b) **Who may join**

The Board may, at its discretion, offer to grant an option to subscribe for such number of new Shares as the Board may determine at an exercise price determined in accordance with paragraph (e) below to:

(i) any full-time or part-time employees, executives or officers of the Company or any of its subsidiaries;

(ii) any directors (including non-executive directors and independent non-executive directors) of the Company or any of its subsidiaries; and

(iii) any advisers, consultants, suppliers, customers and agents to the Company or any of its Subsidiaries.

Upon acceptance of the option, the grantee shall pay HK$1.00 to the Company by way of consideration for the grant. Any offer to grant an option to subscribe for Shares may be accepted in respect of less than the number of Shares for which it is offered provided that it is accepted in respect of a board lot of dealing in Shares on the Stock Exchange or an integral multiple thereof and such number is clearly stated in the duplicate offer document constituting the acceptance of the option. To the extent that the offer to grant an option is not accepted by any prescribed acceptance date, it shall be deemed to have been irrevocably declined.

(c) **Maximum number of Shares**

The maximum number of Shares in respect of which options may be granted under the Share Option Scheme and under any other share option schemes of the Company must not in aggregate

exceed 10% of the total number of Shares in issue at the time the Share Option Scheme is adopted by the Shareholders. Subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time, the Board may:

(i) renew this limit at any time to 10% of the Shares in issue as at the date of the approval by the Shareholders in general meeting; and/or

(ii) grant options beyond the 10% limit to Eligible Participants specifically identified by the Board. The circular issued by the Company to the Shareholders shall contain a generic description of the specified Eligible Participants who may be granted such options, the number and terms of the options to be granted, the purpose of granting options to the specified Eligible Participants with an explanation as to how the options serve such purpose, the information required under Rule 17.02(2)(d) and the disclaimer required under Rule 17.02(4) of the Listing Rules.

Notwithstanding the foregoing, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company at any time shall not exceed 30% of the Shares in issue from time to time. No options shall be granted under any schemes of the Company (including the Share Option Scheme) if this will result in the 30% limit being exceeded. The maximum number of Shares in respect of which options may be granted shall be adjusted, in such manner as the auditors of the Company or an approved independent financial adviser shall certify to be appropriate, fair and reasonable in the event of any alteration in the capital structure of the Company in accordance with paragraph (q) below whether by way of consolidation, capitalisation issue, rights issue, sub-division or reduction of the share capital of the Company but in no event shall exceed the limit prescribed in this paragraph.

(d) **Maximum number of options to any one individual**

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the Share Option Scheme and any other share option schemes of the Company (including both exercised and outstanding options) to each Eligible Participant in any 12-month period up to the date of grant shall not exceed 1% of the Shares in issue as at the date of grant. Any further grant of Options in excess of this 1% limit shall be subject to:

(i) the issue of a circular by the Company containing the identity of the Eligible Participant, the numbers of and terms of the options to be granted (and options previously granted to such participant) the information as required under Rules 17.02(2)(d) and the disclaimer required under 17.02(4) of the Listing Rules; and

(ii) the approval of the Shareholders in general meeting and/or other requirements prescribed under the Listing Rules from time to time with such Eligible Participant and his associates (as defined in the Listing Rules) abstaining from voting. The numbers and terms (including the exercise price) of options to be granted to such participant must be fixed before the Shareholders' approval and the date of the Board meeting at which the Board proposes to

grant the options to such Eligible Participant shall be taken as the date of grant for the purpose of calculating the subscription price of the Shares. The Board shall forward to such Eligible Participant an offer document in such form as the Board may from time to time determine.

(e) **Price of Shares**

The subscription price of a Share in respect of any particular option granted under the Share Option Scheme shall be such price as the Board in its absolute discretion shall determine, save that such price will not be less than the highest of:

(i) the official closing price of the Shares as stated in the Stock Exchange's daily quotation sheets on the date of grant, which must be a day on which the Stock Exchange is open for the business of dealing in securities;

(ii) the average of the official closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a Share.

(f) **Granting options to connected persons**

Any grant of options to a director, chief executive or substantial shareholder (as defined in the Listing Rules) of the Company or any of their respective associates (as defined in the Listing Rules) is required to be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Options). If the Board proposes to grant options to a substantial shareholder or any independent non-executive Director or their respective associates (as defined in the Listing Rules) which will result in the number of Shares issued and to be issued upon exercise of options granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1% or such other percentage as may be from time to time provided under the Listing Rules of the Shares in issue; and

(ii) having an aggregate value in excess of HK$5 million or such other sum as may be from time to time provided under the Listing Rules, based on the official closing price of the Shares at the date of each grant,

such further grant of options will be subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting on a poll at which all connected persons (as defined in the Listing Rules) of the Company shall abstain from voting in favour, and/or such other requirements prescribed under the Listing Rules from time to time. Any vote taken at the meeting to approve the grant of such options shall be taken as a poll.

The circular to be issued by the Company to the Shareholders pursuant to the above paragraph shall contain the following information:

(i) the details of the number and terms (including the exercise price) of the options to be granted to each selected Eligible Participant which must be fixed before the shareholders' meeting and the date of Board meeting for proposing such further grant shall be taken as the date of grant for the purpose of calculating the exercise price of such options;

(ii) a recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the options) to the independent Shareholders as to voting;

(iii) the information required under Rule 17.02(2)(c) and (d) and the disclaimer required under Rule 17.02(4) of the Listing Rules; and

(iv) the information required under Rule 2.17 of the Listing Rules.

(g) **Restrictions on the times of grant of Options**

A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published pursuant to the requirements of the Listing Rules. In particular, no options may be granted during the period commencing one month immediately preceding the earlier of:

(i) the date of the Board meeting (as such date to first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company's annual results, half-year, quarterly or other interim period (whether or not required under the Listing Rules); and

(ii) the deadline for the Company to publish an announcement of its annual results, or half-year, or quarterly or other interim period (whether or not required under the Listing Rules)

and ending on the date of actual publication of the results announcement.

(h) **Rights are personal to grantee**

An option is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part. No grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favour of any third party over or in relation to any option or attempt so to do.

(i) **Time of exercise of Option and duration of the Share Option Scheme**

An option may be exercised in accordance with the terms of the Share Option Scheme at any time after the date upon which the Option is deemed to be granted and accepted and prior to the expiry of 10 years from that date. The period during which an option may be exercised will be determined by

the Board in its absolute discretion, save that no option may be exercised more than 10 years after it has been granted. No option may be granted more than 10 years after the date of approval of the Share Option Scheme. Subject to earlier termination by the Company in general meeting or by the Board, the Share Option Scheme shall be valid and effective for a period of 10 years from the date of its adoption.

(j) **Performance target**

A grantee may be required to achieve any performance targets as the Board may then specify in the grant before any options granted under the Share Option Scheme can be exercised.

(k) **Rights on ceasing employment or death**

If the grantee of an option ceases to be an employee of the Company or any of its subsidiaries:

(i) by any reason other than death or termination of his employment on the grounds specified in paragraph (l) below, the grantee may exercise the option up to the entitlement of the grantee as at the date of cessation (to the extent not already exercised) within a period of one month from such cessation; or

(ii) by reason of death, his personal representative(s) may exercise the option within a period of 12 months from such cessation,

which date shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not, failing which it will lapse.

(l) **Rights on dismissal**

If the grantee of an Option ceases to be an employee of the Company or any of its subsidiaries on the grounds that he has been guilty of serious misconduct, or in relation to an employee of the Group (if so determined by the Board) on any other ground on which an employee would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the grantee's service contract with the Group, or has been convicted of any criminal offence involving his integrity or honesty, his Option will lapse and not be exercisable after the date of termination of his employment.

(m) **Rights on takeover**

If a general offer is made to all the Shareholders (or all such Shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror (as defined in the Takeovers Codes)) and such offer becomes or is declared unconditional during the option period of the relevant option, the grantee of an option shall be entitled to exercise the option in full (to the extent not already exercised) at any time within 14 days after the date on which the offer becomes or is declared unconditional.

(n) **Rights on winding-up**

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to all grantees and thereupon, each grantee (or his legal personal representative(s)) shall be entitled to exercise all or any of his options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of the Company referred to above by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting, allot the relevant Shares to the grantee credited as fully paid.

(o) **Rights on compromise or arrangement between the Company and its members or creditors**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of a scheme for the reconstruction of the Company or its amalgamation with any other companies pursuant to the laws of jurisdictions in which the Company was incorporated, the Company shall give notice to all the grantees of the options on the same day as it gives notice of the meeting to its members or creditors summoning the meeting to consider such a scheme or arrangement and any grantee may by notice in writing to the Company accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given (such notice to be received by the Company not later than two business days prior to the proposed meeting), exercise the option to its full extent or to the extent specified in the notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise of the option credited as fully paid and register the grantee as holder thereof.

With effect from the date of such meeting, the rights of all grantees to exercise their respective options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all options shall, to the extent that they have not been exercised, lapse and determine. If for any reason such compromise or arrangement does not become effective and is terminated or lapses, the rights of grantees to exercise their respective options shall with effect from such termination be restored in full but only upon the extent not already exercised and shall become exercisable.

(p) **Ranking of Shares**

The Shares to be allotted upon the exercise of an option will not carry voting rights until completion of the registration of the grantee (or any other person) as the holder thereof. Subject to the aforesaid, Shares allotted and issued on the exercise of options will rank pari passu in all respects and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation as attached to the other fully-paid Shares in issue on the date of exercise.

(q) **Effect of alterations to capital**

In the event of any alteration in the capital structure of the Company whilst any option may become or remains exercisable, whether by way of capitalisation issue, rights issue, open offer,

consolidation, sub-division or reduction of share capital of the Company, such corresponding alterations (if any) shall be made in the number or nominal amount of Shares subject to any options so far as unexercised and/or the subscription price per Share of each outstanding option as the auditors of the Company or an independent financial adviser shall certify in writing to the Board to be in their/his opinion fair and reasonable in compliance with Rule 17.03(13) of the Listing Rules and the note thereto and the supplementary guidance issued by the Stock Exchange on 5 September 2005 and any future guidance and interpretation of the Listing Rules issued by the Stock Exchange from time to time.

Any such alterations will be made on the basis that a grantee shall have the same proportion of the issued share capital of the Company for which any grantee of an Option is entitled to subscribe pursuant to the Options held by him before such alteration and the aggregate subscription price payable on full exercise of any option is to remain as nearly as possible the same (and in any event not greater than) as it was before such event. No such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

(r) **Expiry of option**

An option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(i) the date of expiry of the option as may be determined by the Board;

(ii) the expiry of any of the periods referred to in paragraphs (k), (l), (m), (n) or (o);

(iii) the date on which the scheme of arrangement of the Company referred to in paragraph (o) becomes effective;

(iv) subject to paragraph (n), the date of commencement of the winding-up of the Company;

(v) the date on which the grantee ceases to be an Eligible Participant by reason of such grantee's resignation from the employment of the Company or any of its subsidiaries or the termination of his or her employment or contract on any one or more of the grounds that he or she has been guilty of serious misconduct, or has been convicted of any criminal offence involving his or her integrity or honesty, or in relation to an employee of the Group (if so determined by the Board) or any other ground on which an employee would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the grantee's service contract with the Group. A resolution of the Board to the effect that the employment of a grantee has or has not been terminated on one or more of the grounds specified in this paragraph shall be conclusive; or

(vi) the date on which the Board shall exercise the Company's right to cancel the option at any time after the grantee commits a breach of paragraph (h) above or the options are cancelled in accordance with paragraph (t) below.

(s) **Alteration of the Share Option Scheme**

The Share Option Scheme may be altered in any respect by resolution of the Board except that:

(i) any alteration to the advantage of the grantees or the Eligible Participants (as the case may be) in respect of the matters contained in Rule 17.03 of the Listing Rules; and

(ii) any material alteration to the terms and conditions of the Share Option Scheme or any change to the terms of options granted,

shall first be approved by the Shareholders in general meeting provided that if the proposed alteration shall adversely affect any option granted or agreed to be granted prior to the date of alteration, such alteration shall be further subject to the grantees' approval in accordance with the terms of the Share Option Scheme. The amended terms of the Share Option Scheme shall still comply with Chapter 17 of the Listing Rules and any change to the authority of the Board in relation to any alteration to the terms of the Share Option Scheme must be approved by Shareholders in general meeting.

(t) **Cancellation of Options**

Subject to paragraph (h) above, any cancellation of options granted but not exercised must be approved by the grantees of the relevant options in writing.

(u) **Termination of the Share Option Scheme**

The Company may by resolution in general meeting or the Board at any time terminate the Share Option Scheme and in such event no further option shall be offered but the provisions of the Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any option granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the Share Option Scheme.

(v) **Administration of the Board**

The Share Option Scheme shall be subject to the administration of the Board whose decision as to all matters arising in relation to the Share Option Scheme or its interpretation or effect (save as otherwise provided herein) shall be final and binding on all parties.

(w) **Condition of the Share Option Scheme**

The Share Option Scheme is conditional on:

(i) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of options to be granted under the Share Option Scheme; and

(ii) the approval of the rules of the Share Option Scheme by the Shareholders in the Extraordinary General Meeting.

(x) **Disclosure in annual and interim reports**

The Company will disclose details of the Share Option Scheme in its annual and interim reports including the number of options, date of grant, exercise price, exercise period and vesting period during the financial year/period in the annual/interim reports in accordance with the Listing Rules in force from time to time.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China on Thursday, 20 March 2008 at 9:00 a.m. to consider and, if thought fit, to pass with or without amendments, the following resolution:

ORDINARY RESOLUTION

"**THAT** conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "**A**" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "**Share Option Scheme**"), the Share Option Scheme be approved and adopted to be the share option scheme of the Company and that the Directors of the Company be authorized to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme."

By Order of the Board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

Hong Kong, 5 March 2008

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the registrar of the Company, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or adjourned meeting as the case may be).

* *For identification purposes only*

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(在開曼群島註冊成立之有限公司)
(股份代號：322)

茲通告康師傅控股有限公司(「**本公司**」)將於二零零八年三月二十日(星期四)上午九時正假座中華人民共和國天津市天津經濟技術開發區第三大街15號本公司會議廳舉行股東特別大會，以考慮並酌情通過下列決議案(無論是否作出修訂)：

普通決議案

「**動議**待香港聯合交易所有限公司批准因行使根據於本通告刊發日期同一日寄發予股東之通函所述的購股權計劃(「**購股權計劃**」)授予的任何購股權而將予發行的股份上市及買賣(其有關條款載於一份註有「A」字樣的印製文件，現時已呈交大會並由大會主席簡簽示可)後，批准購股權計劃及採納其為本公司的購股權計劃，並授權本公司董事據此授出購股權及根據購股權計劃配發及發行股份，以及採取就落實該購股權計劃而言屬必需及權宜的一切行動。」

承董事會命
康師傅控股有限公司
董事長
魏應州

香港，二零零八年三月五日

附註：

1. 凡有權出席大會並於會上投票的本公司股東均可委任一名或以上代表，以代其出席及於投票表決時投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署或經公證人簽署證明的授權書或其他授權文件(如有)的副本，最遲須於大會或其續會(視情況而定)指定舉行時間48小時前交回本公司的股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，方為有效。

* *僅供識別*

(ii) 股東在股東特別大會上批准購股權計劃之規則。

(x) **在年報及中期報告之披露**

本公司將遵照不時生效之上市規則，在年報及中期報告內披露購股權計劃之詳情，包括於年報／中期報告之財政年度／期間之購股權數目、授出日期、行使價、行使期及歸屬期。

(s) **購股權計劃之修訂**

購股權計劃之任何方面均可透過董事會決議修訂，惟以下情況除外：

(i) 就上市規則第17.03條所載之事項作出修訂，使承授人或合資格參與者(視情況而定)受惠；及

(ii) 購股權計劃條款及條件之任何重大修訂或已授出購股權之條款之任何變動，

須首先經股東於股東大會上批准，惟倘建議修訂將對已於修訂日期前授出或同意授出之購股權產生不利影響，則根據購股權計劃之條款，該等修訂須進一步經承授人批准。購股權計劃之修訂條款須符合上市規則第17章之規定，且倘購股權計劃條款之任何修訂將對董事會之權限造成任何改變，則須經股東在股東大會上批准。

(t) **註銷購股權**

根據上文(h)段，註銷任何已授出但尚未行使之購股權須經相關購股權之承授人書面批准。

(u) **購股權計劃終止**

本公司可透過股東大會或董事會決議案隨時終止購股權計劃，在此情況下不得進一步授出購股權，惟購股權計劃之規定將繼續有效，以便在計劃終止前授出或可能根據購股權計劃規定而須予以行使之任何購股權可繼續行使。在計劃終止前已授出但在計劃終止時尚未行使之購股權得繼續有效，並可根據購股權計劃行使。

(v) **董事會之管理**

購股權計劃由董事會管理。董事會有關購股權計劃涉及之所有事項或其詮釋或效用(本章另有規定者除外)之決定為最終決定，對所有各方均具約束力。

(w) **購股權計劃之條件**

購股權計劃須待下列條件達成後始能作實：

(i) 聯交所上市委員會批准根據購股權計劃可能授出之任何購股權獲行使而可能發行之股份上市及買賣；及

股份數目或面值及／或每份未行使購股權之每股股份之認購價及／或計劃上限、新計劃上限及最高上限，均須作出本公司核數師或獨立財務顧問向本公司董事會書面確認其認為公平合理並符合上市規則第17.03(13)條、其附註以及聯交所於二零零五年九月五日就所有與購股權計劃有關之發行而發出之函件所附之補充指引。

任何該等調整之基準須為：按比例計算後，承授人於有關改動後在本公司已發行股本中所佔之比例權益應與其在緊接有關改動前全面行使任何購股權後之比例相同及於全面行使任何購股權時應付之認購價總額維持於（且在任何情況下不高於）與事件發生前之同一水平。惟有關調整不可令將予發行之股份以低於面值價格發行。發行證券作為交易之代價將不會視為須作出任何該等調整之情況。

(r) **購股權之屆滿期限**

購股權須於下列時間(以最早者為準)自動作廢及不可行使(以尚未行使者為限)：

(i) 董事會可能釐定之購股權屆滿日期；

(ii) (k)、(l)、(m)、(n)或(o)段所述之任何期限屆滿；

(iii) (o)段所述本公司之協議安排生效之日期；

(iv) 根據(n)段，本公司開始清盤之日；

(v) 承授人因從本公司或其任何附屬公司離任，或因嚴重行為失當，或被裁定任何涉及其操守或誠信之刑事罪行，或(倘董事會認定屬實)因僱主根據普通法或任何適用法律或按照承授人與本集團之服務合約有權終止僱用承授人之任何其他理由等一項或以上之理由而終止受僱或其合約被終止當日。董事會因本段上述一個或以上理由而終止或不終止僱用承授人之決議屬最終定論；或

(vi) 於承授人違反上文(h)段之規定後董事會須行使本公司權利於任何時候註銷購股權當日或根據下文(t)段之規定購股權被註銷當日。

(n) **清盤時之權利**

倘本公司向其股東發出通告召開股東大會以考慮及酌情批准將本公司自動清盤之決議案，本公司須盡快向所有承授人發出有關通知，而每位承授人(或其法定遺產代理人)有權最遲於建議召開上述股東大會之日前兩個營業日前任何時間，向本公司出書面通知，並附寄通知所述有關股份認購價總額之匯款支票，以行使其全部或任何購股權(以尚未行使者為限)，而本公司須盡快，及在任何情況下最遲於緊接擬訂股東大會日期前之營業日，以入賬列為繳足方式向承授人配發有關股份。

(o) **本公司與其股東或債權人達成和解或安排時之權利**

倘本公司與其股東或債權人擬達成和解或安排，以根據本公司註冊成立所在司法管轄區之法例實施本公司重組計劃或與任何其他公司合併，本公司須於向其股東或債權人發出召開考慮有關計劃或安排之會議通知之日，向所有購股權承授人發出有關通知，而任何承授人均可向本公司發出書面通知，並附寄通知所述有關股份認購價總額之匯款支票(通知須於不遲於擬訂股東大會日期前兩個營業日送達本公司)，以行使全部或該通知書所指定數目之購股權；而本公司須盡快，及在任何情況下最遲於緊接擬訂股東大會日期前之營業日，以入賬列為繳足方式向承授人配發及發行因行使購股權而將予發行之股份，並登記該承授人為有關股份持有人。

自有關股東大會日期起，所有承授人行使各自購股權之權利須立即終止。在有關和解或安排生效後，所有購股權(以尚未行使者為限)須告失效及終止。倘因任何原因該和解或安排未生效、被終止或已告失效，承授人行使各自購股權(以尚未行使者為限)之權利須自和解或安排終止之日起全部恢復，並可予行使。

(p) **股份之地位**

因行使購股權而將予配發之股份不得附帶投票權，直至承授人(或任何其他人士)完成有關股份之股東登記為止。根據上述規定，因行使購股權而配發及發行之股份與行使日期其他已發行繳足股份在各方面享有同等權益，擁有相同之投票權、股息、轉讓及其他權利，包括清盤產生之權利。

(q) **股本變動之影響**

倘於任何購股權可行使或尚未行使時本公司之資本架構發生任何變動，不論透過資本化發行、供股、公開發售、合併、拆細或削減本公司股本，則任何尚未行使之購股權項下

日起計十年。於批准購股權計劃之日起十年後不得授出購股權。除非本公司經由股東大會或經由董事會提前終止，否則購股權計劃自其採納日期起十年內有效。

(j) **表現目標**

承授人可能需要達致董事會在根據購股權計劃授出任何購股權前，當時在授出時可能列明之表現目標，始能行使有關購股權。

(k) **終止僱傭關係或身故時之權利**

倘購股權承授人因以下原因不再為本公司或其任何附屬公司之僱員：

(i) 承授人因身故或下文(l)段所列以外之任何原因不再為本公司或其任何附屬公司之僱員，則承授人可自終止當日起計一個月內行使終止當日可行使之購股權(以尚未行使者為限)；或

(ii) 倘原因為身故，

則其個人代表可自終止當日(應為其在本公司或有關附屬公司之最後實際工作日(無論是否獲發代通知金))起計十二個月內行使購股權，否則購股權將告失效。

(l) **解僱時之權利**

倘購股權承授人因嚴重行為失當、破產、無力償債或與其債權人全面地訂立債務償還安排或債務重整協議、或被裁定任何涉及其操守或誠信之刑事罪行、或(倘董事會認定屬實)因僱主根據普通法或任何適用法律或按照承授人與本集團之服務合約有權終止僱用承授人之任何其他原因而不再為本公司或其任何附屬公司之僱員，則其購股權於承授人不再為僱員當日失效及不得行使。

(m) **收購時之權利**

倘向所有股份持有人(或除收購人(定義見收購守則)及／或任何由收購人控制之人士及／或任何與收購人聯合或一致行動之人士以外之所有持有人)提出全面收購建議，而全面收購建議於有關購股權之購股權有效期內成為或宣佈為無條件，則購股權之承授人有權在收購建議成為或宣佈為無條件日期後14天內隨時行使全部購股權(以尚未行使者為限)。

本公司根據上段向股東發出之通函須載列以下資料：

(i) 將授予各選定合資格參與者之購股權數目及條款(包括行使價)之詳情，須於有關股東大會前釐定，而提呈進一步授出購股權之董事會會議日期就計算購股權之行使價而言，須視為購股權授出日期；

(ii) 獨立非執行董事(不包括任何為購股權承授人之獨立非執行董事)就投票表決向獨立股東提供之推薦意見；

(iii) 上市規則第17.02(2)(c)及(d)條規定之資料及第17.02(4)條規定之免責聲明；及

(iv) 上市規則第2.17條規定之資料。

(g) **授出購股權之時間限制**

在發生影響股價事件後或作出影響股價之決定後，本公司不可授出購股權，直至影響股價資料根據上市規則之規定刊發公佈為止。尤其於緊接下列兩個日期中較早發生者前一個月期間，本公司不可授出購股權：

(i) 於批准本公司任何年度、半年、季度或其他中期(不論是否遵照上市規則之規定)業績之董事會會議日期(該日期首先根據上市規則知會聯交所)；及

(ii) 本公司刊發任何年度、半年、季度或其他中期(不論是否遵照上市規則之規定)業績公佈之最後期限，

至實際刊發業績公佈日期止期間。

(h) **權利屬承授人個人所有**

購股權屬承授人個人所有及可能全部或部分獲行使或被視為已獲行使(視情況而定)。承授人不可亦不得嘗試以任何形式就任何購股權進行出售、轉讓、押記、抵押、設置產權負擔或為任何第三方設立任何(法定或實益)權益。

(i) **行使購股權之期限及購股權計劃之期限**

購股權可根據購股權計劃之條款於購股權視為已授出並獲接納之日後及自該日起十年屆滿前期間隨時行使。購股權之行使期由董事會全權酌情釐定，惟不得超過授出購股權之

股權之董事會會議日期就計算份之認購價而言，須視為購股權授出日期。董事會須按其可能不時釐定之形式向該合資格參與者遞送一份建議文件。

(e) **股份價格**

根據購股權計劃授出任何特定購股權所涉及股份之認購價須由董事會全權決定，惟該價格不得低於下列最高者：

(i) 股份於購股權授出日期（須為聯交所開門營業買賣證券之日）載於聯交所每日報價表之正式收市價；

(ii) 緊接購股權授出日期前五個營業日股份載於聯交所每日報價表之平均收市價；及

(iii) 股份之面值。

(f) **向關連人士授出購股權**

向本公司董事、主要行政人員或主要股東（定義見上市規則）或彼等各自之任何聯繫人（定義見上市規則）授出任何購股權，須經獨立非執行董事（不包括為購股權承授人之任何獨立非執行董事）批准。倘董事會建議向主要股東或獨立非執行董事或彼等各自之任何聯繫人（定義見上市規則）授出購股權，而在行使所有獲授及將獲授購股權（包括已行使、已註銷及尚未行使購股權）後將導致於過去十二個月期間直至授出日期（包括授出日期）已發行及將發行發展股份之數目：

(i) 合共超過已發行股份0.1%或根據上市規則規定不時訂明之百分比；及

(ii) 根據授出日期股份之正式收市價計算，總值超過5,000,000港元或上市規則不時規定之其他金額，

則須待本公司發出通函並經股東在股東大會上以投票表決方式批准，而本公司所有關連人士（定義見上市規則）均須放棄投贊成票，及／或遵守上市規則不時規定之其他要求，始可進一步授出購股權。於大會上批准授出該等購股權之表決須以投票方式作出。

目上限合共不得超過股東採納購股權當日已發行股份總數之10%。本公司倘已刊發通函並經股東在股東大會上批准及／或遵守上市規則不時規定之該等其他要求，董事會可：

(i) 隨時重新釐定該上限至股東在股東大會批准當日已發行股份之10%；及／或

(ii) 向董事會特別選定之合資格參與者授出超過10%上限之購股權。本公司向股東寄發之通函須包括可獲授該等購股權選定合資格參與者之一般資料、將予授出購股權之數目及條款及向選定合資格參與者授出購股權之目的，並解釋該等購股權條款如何達致該目的、上市規則第17.02(2)(d)條規定之資料及第17.02(4)條規定之免責聲明。

儘管有上述情況，根據購股權計劃及本公司任何其他購股權計劃授出及有待行使之所有尚未行使購股權在行使時可予發行之股份，不得超過不時已發行股份之30%。倘根據本公司之任何計劃(包括購股權計劃)授出之購股權導致超出30%上限，則不得授出該購股權。倘本公司之資本架構出現下文(q)段所述之任何變動(不論透過合併、資本化發行、供股、本公司股本拆細或削減之方式)，則可能授出之購股權所涉及之股份數目上限須作出本公司核數師或獲授權獨立財務顧問確認為合適、公平及合理之形式作出調整，惟在任何情況下不得超過本段規定之限制。

(d) **向任何個別人士授出購股權之數目上限**

在任何十二個月期間直至授出日期根據購股權計劃及本公司任何其他購股權計劃向每名合資格參與者授出之購股權(包括已行使及尚未行使購股權)行使時已發行及將予發行之股份總數不得超過於授出日期已發行股份之1%。倘繼續授出購股權之數目超過上述1%限額，本公司須：

(i) 本公司發出通函，載列合資格參與者之身份、將授予購股權之數目及條款(及過往授予該參與者之購股權)及上市規則第17.02(2)(d)條規定之資料及第17.02(4)條規定之免責聲明；及

(ii) 經股東在股東大會上批准及／或符合上市規則不時之其他規定，而該名合資格參與者及其聯繫人(定義見上市規則)須放棄投票。將授予該參與者之購股權數目及條款(包括行使價)須於股東批准前釐定，而董事會提呈向該合資格參與者授出購

以下為建議於股東特別大會上批准之購股權計劃之主要條款概要：

(a) **目的**

購股權計劃為一項股份獎勵計劃，旨在認可及獎勵對本集團曾經作出或可能已作出貢獻之合資格參與者(定義見下文(b)段)。購股權計劃將為合資格參與者提供一個於本公司擁有個人權益的機會，以達致下列目標：

(i) 激勵合資格參與者為本集團之利益而盡量改善其表現效率；及

(ii) 吸引及挽留合資格參與者或另行與合資格參與者保持持續之業務關係，而該等合資格參與者之貢獻，乃對或將對本集團之長遠發展有利。

(b) **可參與人士**

董事會可酌情決定授出購股權以按下文(e)段釐定之行使價認購董事會可能釐定之相關數目新股份：

(i) 本公司或其任何附屬公司之任何全職及兼職僱員、行政人員或高級人員；

(ii) 本公司或其任何附屬公司之任何董事(包括非執行董事及獨立非執行董事)；及

(iii) 本公司或其任何附屬公司之任何顧問、諮詢人士、供應商、客戶及代理。

於接納有關購股權後，獲授人須向本公司支付1.00港元作為獲授購股權之代價。就任何授出可認購股份之購股權建議而言，參與者接納購股權所涉及之股份數目可少於建議授出購股權所涉及之股份數目，惟接納之股份數目須為股份在聯交所買賣之一手單位或其完整倍數，且有關數目在一式兩份購股權接納建議文件中清楚列明。倘授出購股權之建議未於規定之接納日期獲接納，則視為已不可撤銷地失效。

(c) **股份數目上限**

根據購股權計劃及本公司任何其他購股權計劃可能授出之購股權所涉及之發展股份數

股東；或(c)親身出席或委派代表出席之任何一名或多名股東並佔全體有權出席大會及在大會上表決之股東的總表決權不少於十分之一；或(d)親身出席或委派代表出席之任何一名或多名股東並持有有權出席大會及在大會上表決之本公司股份，而該等股份已繳付之總款額不少於具有該表決權之全部股份已繳付總款額之十分之一。

任何親身出席之每一位股東（如屬個人）或受委代表（或如屬法團，則其正式授權之代表）於以舉手形式表決時均享有一票表決權，而任何親身出席之股東或受委代表於以投票方式表決時，就其為持股人之每股繳足股份均享有一票表決權。於以按股數投票方式表決時，擁有超過一票表決權之股東無須投下其所有表決權或以相同方式投下所有表決權。

概無股東於建議採納之購股權計劃中擁有任何重大權益，因此，概無股東須於股東特別大會上就批准採納購股權計劃之決議案放棄投票。

推薦意見

董事（包括獨立非執行董事）認為，採納購股權計劃符合本公司及股東之整體利益。因此，董事建議全體股東投票贊成即將在股東特別大會上提呈之有關決議案。

備查文件

購股權計劃之草擬規則文本將於本通函刊發日期起至股東特別大會日期（包括該日）止之任何營業日一般辦公時間內於本公司之主要營業地點可供查閱，地址為香港灣仔港灣道18號中環廣場38樓3807室。

此致

列位股東 台照

代表董事會
康師傅控股有限公司
董事長
魏應州
謹啟

二零零八年三月五日

本公司將向聯交所申請批准根據購股權計劃可能授出之購股權獲行使而可能發行之本公司股份(以於股東特別大會舉行日期全部已發行股份總數之10%為上限)上市及買賣。

本公司目前並無任何購股權計劃。購股權計劃旨在讓本公司向選定合資格參與者授出購股權作為彼等對本集團之貢獻或潛在貢獻之激勵或回報。董事認為，購股權計劃將為合資格參與者提供機會購入本公司之自身權益，並將可鼓勵該等合資格參與者以提高本公司及股份之價值為目標努力工作，符合本公司及股東之整體利益。

購股權計劃並無指定必須持有購股權一段最短期間或必須達到表現目標方可行使購股權。然而，購股權計劃之規則規定董事會可全權酌情釐定授出購股權之條款。所釐定之條款可每次不同，惟不得實施對合資格參與者有利之條款。購股權計劃之規則明確規定了釐定認購價之基準。

按照於最後實際可行日期之已發行股份5,588,705,360股計算，及假設本公司之已發行股本於股東特別大會舉行前並無任何變動，則根據上市規則第17.03條，於根據購股權計劃可授出之購股權獲行使時將予發行之最高股份數目為558,870,536股(相當於本公司已發行股本10%)。

由於於最後實際可行日期並無授出任何購股權，故本公司認為於本通函內披露根據建議購股權計劃可能授出之購股權之價值並不恰當。倘若於一財政年度授出購股權，本公司將於其於該財政年度所刊發之年報或中期報告內披露該等購股權之價值。

股東特別大會

召開股東特別大會之通告載於本通函第15頁。本通函隨附股東特別大會適用之代表委任表格。無論　閣下會否出席股東特別大會，敬請　閣下按隨附之代表委任表格印備之指示填妥代表委任表格及將其盡快交回本公司之股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，惟在任何情況下，最遲須於股東特別大會指定舉行時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可按意願親身出席大會並於會上投票。

在任何股東週年大會上，提交大會表決之決議案須以舉手方式表決，除非已根據上市規則要求進行投票表決或除非(在宣佈舉手表決結果之前或當時)下列任何人士正式提出投票表決之要求：(a)主席；或(b)最少三名親身出席或委派代表出席大會並於當時有權投票之

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(股份代號：322)

執行董事：
魏應州 *(董事長)*
井田毅
吉澤亮
魏應交
吳崇儀
井田純一郎

獨立非執行董事：
徐信群
李長福
小川和夫

註冊辦事處：
Genesis Building, Fifth Floor
P.O. Box 448
George Town
Grand Cayman
Cayman Islands

香港主要辦事處：
香港
灣仔港灣道18號
中環廣場
38樓3807室

敬啟者：

採納購股權計劃

緒言

本通函旨在(i)向 閣下提供有關建議採納購股權計劃之資料；及(ii)向 閣下發出股東特別大會通告，在大會上將提呈決議案以考慮，並酌情批准採納購股權計劃。

採納購股權計劃

董事建議採納購股權計劃，其主要條款載於附錄。採納購股權計劃須待下列條件達成後，方可作實：(i)股東於股東特別大會上批准採納購股權計劃；及(ii)聯交所批准因根據購股權計劃可能授出之購股權獲行使而可能發行之本公司股份上市及買賣。

* *僅供識別*

「上市規則」	指	聯交所證券上市規則；
「購股權」	指	根據購股權計劃授出可認購股份之購股權；
「購股權持有人」	指	當時之任何尚未行使購股權之持有人；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值0.005美元之股份；
「購股權計劃」	指	於股東特別大會上建議採納之購股權計劃，其主要條款載於附錄內；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；及
「%」	指	百分比。

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「公司組織章程細則」	指	本公司之公司組織章程細則；
「聯繫人」	指	具有上市規則賦予該詞之涵義；
「董事會」	指	董事會或其正式授權之委員會；
「本公司」	指	康師傅控股有限公司，一間於開曼群島註冊成立之有限公司，其股份在聯交所上市；
「關連人士」	指	具有上市規則賦予該詞之涵義；
「董事」	指	本公司之董事及各自為一名董事；
「股東特別大會」	指	本公司將於二零零八年三月二十日(星期四)上午九時正假座中華人民共和國天津市天津經濟技術開發區第三大街15號本公司會議廳舉行之股東特別大會；
「合資格參與者」	指	(i) 本集團任何成員公司或任何投資實體之任何全職或兼職僱員； (ii) 本集團任何成員公司或任何投資實體之任何董事(包括執行董事、非執行董事及獨立非執行董事)； (iii) 本集團任何成員公司或任何投資實體之任何顧問、諮詢人、代理商、供應商、客戶、業務夥伴或股東；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港之法定貨幣港元；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零八年三月三日，即本通函刊印前為確定本通函所述若干資料之最後實際可行日期；

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函所表達之意見乃經審慎周詳考慮後始行作出，而本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

目　錄

頁次

責任聲明 ii

釋義 1

董事會函件

1. 緒言 3
2. 採納購股權計劃 3
3. 股東特別大會 4
4. 推薦意見 5
5. 備查文件 5

附錄 — 購股權計劃之主要條款 6

股東特別大會通告 15

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之康師傅控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或受讓人。

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(在開曼群島註冊成立之有限公司)

(股份代號：322)

採納購股權計劃

本公司謹訂於二零零八年三月二十日(星期四)上午九時正假座中華人民共和國天津市天津經濟技術開發區第三大街15號本公司會議廳舉行股東特別大會，大會通告載於本通函第15頁。無論　閣下會否出席大會，敬請　閣下按隨附之代表委任表格印備之指示填妥股東特別大會通告隨附之代表委任表格及將其盡快交回本公司之股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，惟在任何情況下，最遲須於股東特別大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可按意願親身出席大會並於會上投票。

* *僅供識別*

二零零八年三月五日

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China on Thursday, 20 March 2008 at 9:00 a.m. to consider and, if thought fit, to pass with or without amendments, the following resolution:

ORDINARY RESOLUTION

"**THAT** conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "**Share Option Scheme**"), the Share Option Scheme be approved and adopted to be the share option scheme of the Company and that the Directors of the Company be authorized to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme."

By Order of the Board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

Hong Kong, 5 March 2008

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the registrar of the Company, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or adjourned meeting as the case may be).

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

* *For identification purposes only*

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON 20 MARCH 2008 AND ANY ADJOURNMENT THEREOF

I/We[1] ____ of

being the registered holder(s) of[2] ____________________ shares ("Shares") of US$0.005 each in the capital of Tingyi (Cayman Islands) Holding Corp. (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING[3], or ____

of ____ or failing

him/her ____________________ of ____________________ as

my/our proxy to attend and act for me/us and on my/our behalf at the extraordinary general meeting of the Company to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China on 20 March 2008 at 9:00 a.m. (and at any adjournment thereof) (the "**Meeting**") for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the Meeting and at the Meeting to vote for me/us and in my/our name(s) in respect of such resolution as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the Meeting in such manner as he thinks fit.

ORDINARY RESOLUTION	FOR[4]	AGAINST[4]
To approve the adoption of the Share Option Scheme (as defined in the circular dated March 5, 2008).		

Signature[5] ____________________

Date ____________________

Notes:

1. Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.

2. Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3. If any proxy other than the Chairman of the Meeting is preferred, strike out "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: If you wish to vote for a resolution, tick in the box marked "For". If you wish to vote against a resolution, tick in the box marked "Against". If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6. In order to be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the office of the registrar of the Company, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting or the adjourned Meeting (as the case may be).

7. In the case of joint registered holders of any Shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Shares as if he/she was solely entitled thereto; but if more than one of such joint registered holders be present at the Meeting, either personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Shares shall alone be entitled to vote in respect thereof to the exclusion of the votes of the other joint registered holders.

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.

* *For identification purposes only*

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

（在開曼群島註冊成立之有限公司）

（股份代號：322）

將於二零零八年三月二十日舉行的股東特別大會及其任何續會適用的代表委任表格

本人／吾等[附註1] ______________________________

地址為 ______________________________

為Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）（「本公司」）股本中每股面值0.005美元的股份（「股份」）______________________________ 股之登記持有人[附註2]，

茲委任大會主席[附註3]，或 ______________________________，

地址為 ______________________________ 或如其未克出席，

則委任 ______________________________，

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司將於二零零八年三月二十日上午九時正為考慮並酌情通過召開大會通告所載的決議案而假座中華人民共和國天津市天津經濟技術開發區第三大街15號本公司會議廳舉行之股東特別大會（及其任何續會）（「大會」）並於會上代表本人／吾等行事，以及在大會上代表本人／吾等及以本人／吾等的名義按以下指示就該決議案投票表決，如並無作出指示，則本人／吾等的受委代表可作出其認為適當的決定。本人／吾等的受委代表亦將有權以其認為適當的方式就於大會上提呈的任何事宜投票表決。

普通決議案	贊成[附註4]	反對[附註4]
批准採納購股權計劃（定義見日期為二零零八年三月五日的通函）。		

簽署[附註5]：______________________________

日期：二零零八年 __________ 月 __________ 日

附註：

1. 必須以正楷填寫全名及地址。所有聯名登記持有人的姓名／名稱均須填寫。
2. 請填上以 閣下名義登記及本代表委任表格代表之股份數目。如未有填上數目，則本代表委任表格將視為與登記於 閣下名下之所有股份有關。
3. 如擬委任大會主席以外之人士為代表，請刪去「大會主席」之字樣，並在空欄內填上欲委任之人之姓名及地址。本代表委任表格之每項更正均須由簽署人簡簽示可。
4. 重要提示：倘 閣下擬投票贊成任何決議案，請在「贊成」欄內加上「√」號，倘 閣下擬投票反對任何決議案，則請在「反對」欄內加上「√」號。如並無作出指示，則 閣下的受委代表可就其認為適當而決定投票或放棄投票。 閣下的受委代表亦將有權就除召開大會通告所載的該等決議案以外於大會上正式提呈的任何決議案投票表決。
5. 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署。如持有人為公司，則本表格須另行蓋上公司印鑑，或經由高級職員、授權人或其他獲正式授權的人士簽署。
6. 本代表委任表格連同經簽署或經公證人簽署證明的授權書或其他授權文件（如有）的副本，最遲須於大會或其續會（視情況而定）指定舉行時間48小時前交回本公司的股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，方為有效。
7. 如屬任何股份之聯名登記持有人，其中任何一名聯名持有人均可親身或透過代表就該等股份於股東特別大會上投票，猶如其為該等股份之唯一擁有人，惟倘超過一名聯名持有人親身或委派代表出席大會，則當中只有在股東名冊就有關聯名股權排名首位之該等人士方有權投票，而其他聯名登記持有人的投票則不會被接納。
8. 受委代表毋需為本公司股東，惟須親自出席大會以代表 閣下。
9. 填妥及交回本代表委任表格後， 閣下仍可按意願出席大會並於會上投票。倘若 閣下出席大會並於會上投票，則閣下的受委代表的權利將會被撤銷。

* *僅供識別*

END